Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218 File No: 66013.4

May 19, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.

Registration Statement on Form S-11, filed on April 1, 2005

Registration No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are responding to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed telephonically by Mr. Geoffrey Ossias to Mr. Daniel M. LeBey, on May 12, 2005 and clarified on May 16, 2005, in connection with the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”).

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

For convenience of reference, the Staff comment conveyed telephonically is reprinted below in italics, and is followed by the corresponding response of the Company. All page references in response are to pages of the blacklined version of Amendment No. 1 to the Registration Statement filed with the Commission on May 13, 2005.

Staff Comment

1.

Supplementally, provide an analysis of how the Company's portfolio as of March 31, 2005 satisfies the requirements to qualify for the exemption from the registration requirements of the Investment Company Act of 1940 provided by Section 3(c)(5)(C). Include in your response a description of the securities and other assets in the

Ms. Elaine Wolff

May 19, 2005

Company’s portfolio, explain how and from whom the Company received the securities and other assets, and provide information, if relevant, regarding the debt ratings on the securities to the extent rated, what residual interests, servicing rights or foreclosure rights the Company has with respect to the underlying mortgages and property, whether the RMBS are whole pool, and other information that may be relevant to the exemption analysis. Describe supplementally how the Company plans to comply with the Section 3(c)(5)(C) exemption going forward as it invests the proceeds of the offering and diversifies its portfolio.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it intends to operate its business so that it is primarily engaged in holding mortgage loans and interests in mortgage loans and to qualify for the exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940. The Company intends to invest at least 55% of its consolidated assets in residential mortgage loans and other assets that constitute “qualifying assets” for purposes of the 55% test and at least an additional 25% of its consolidated assets (for a total of at least 80% of the Company’s portfolio of assets) will be “qualifying assets” or other “real-estate related assets,” such as mortgage-backed securities that are not considered “qualifying assets.”

Mortgage-backed securities are created when a company pools together one or more mortgage loans and issues one or more classes (often called “tranches”) of securities backed by the payments on the pool of mortgage loans. Several government sponsored entities actively issue or guarantee mortgage-backed securities. Fannie Mae and Freddie Mac (together, “government sponsored entities”) issue mortgage-backed securities that are guaranteed by Fannie Mae or Freddie Mac, as applicable. Ginnie Mae, an agency of the United States government, guarantees mortgage-backed securities issued pursuant to its program. If an investor purchases a Fannie Mae, Freddie Mac or Ginnie Mae certificate (an “agency certificate”) representing the entire interest in a mortgage pool, the certificate is known as a “whole pool certificate.” Agency certificates can be divided into parts, however. A company that purchases a $100 million whole pool Fannie Mae certificate, for example, can sell $40 million of that certificate to a third party. If it does so, then the interest it retains is known as a “partial pool” certificate. The Staff has stated that whole pool certificates issued or guaranteed by government sponsored entities or Ginnie Mae are “qualifying assets” for purposes of the 55% test under Section 3(c)(5)(C). Partial pool agency certificates, by contrast, do not constitute qualifying assets for the 55% test, but are considered “real estate-related assets” for the additional 25% test.

As the Staff is aware, not all mortgage-backed securities are issued or guaranteed by government sponsored entities or agencies. Many mortgage-backed securities are issued in securitizations

Ms. Elaine Wolff

May 19, 2005

sponsored by other entities. In these “non-agency RMBS” transactions, the sponsor typically transfers a pool of loans to a special purpose vehicle. Unlike agency certificates, which often are issued as a single class backed by a pool of mortgage loans, issuers of non-agency RMBS typically issue multiple classes (or tranches) of interests, with each class having varying payment terms, prepayment risks and credit risks. Individual tranches of non-agency RMBS are real estate-related assets for purposes of the 25% test under Section 3(c)(5)(C), but they generally do not constitute qualifying assets for the 55% test, except in some circumstances in which the tranche is structured to be accompanied by “special servicing rights” giving the investor the “unilateral right to foreclose.”

The Company supplementally provides to the Staff a spreadsheet, attached to this letter as Exhibit A, identifying the assets in the Company’s portfolio as of March 31, 2005. As reflected on Exhibit A, the Company’s portfolio is heavily invested in residential mortgage-backed securities, or RMBS. The RMBS investments include both agency RMBS and non-agency RMBS. All of the agency RMBS represent whole pool interests, and, accordingly, the Company treats these investments as “qualifying assets” for purposes of the 55% test. As of March 31, 2005, agency RMBS and the related interest receivable described below accounted for approximately 77% of the Company’s consolidated GAAP assets.

The Company’s non-agency RMBS, by contrast, are not treated as qualifying assets for purposes of the 55% test, although the Company does include them as “real estate-related assets.” All of the non-agency RMBS in the Company’s portfolio as of March 31, 2005 were AAA-rated tranches, representing less than 100% of the interests in the related mortgage loans. The Company has no right as the holder of any of its non-agency RMBS to direct, or even to influence, whether the servicer forecloses on the mortgage loans in the pool. Most of the Company’s non-agency RMBS are tranches that are entitled to receive principal and interest payments. Exhibit A reflects one approximately $4.489 million investment described as “Inv I/O,” which is a shorthand designation for an inverse interest only class. This investment is a tranche of non-agency RMBS that receives only interest payments; no principal is paid on the class. Moreover, the rate of interest on the class is based on a formula such that as prevailing interest rates rise, interest received on the tranche declines, and as prevailing interest rates decline, interest received on the tranche increases, subject to certain caps. Although the Company is exposed to interest rate risks and prepayments risks from this tranche, the security does not have significant credit risks. It, like the other non-agency RMBS owned by the Company, is rated AAA. The Company treats all of the non-agency RMBS, including the inverse interest only tranche, as non-qualifying assets for the 55% test, but as real estate-related assets for the additional 25% test. As of March 31, 2005, non-agency AAA-rated RMBS, including the inverse interest only investment, accounted for approximately 13% of the Company’s GAAP consolidated assets.

Ms. Elaine Wolff

May 19, 2005

Please note that Exhibit A reflects as a separate consolidated GAAP asset the interest receivable relating to the Company’s agency RMBS. Because this interest receivable is inextricably intertwined with the related RMBS, the Company treats such assets as “qualifying assets” for purposes of the 55% test.

The remaining assets identified on Exhibit A are not treated by the Company as either “qualifying assets” or “real estate-related assets,” but rather as miscellaneous assets. The Company recognizes that it can have no more than 20% of its consolidated assets in the “miscellaneous” category.

The Company generally acquires its RMBS assets in the secondary market, but has acquired some directly from the underwriters of the securitization. The Company supplementally provides to the Staff a list, attached to this letter as Exhibit B, identifying the purchase counterparty or intermediary from whom the Company purchased its RMBS or alternative investments as of March 31, 2005. The Company’s bank loan investments as of March 31, 2005 primarily were acquired from the issuing bank.

As noted above, all of the Company’s non-agency RMBS are AAA-rated by rating agencies. Agency-guaranteed RMBS generally are not rated by the rating agencies, but are considered in the marketplace to have a credit quality equivalent to a AAA-rated security because of the guaranty provided by the agency. While the Company does not believe such information is relevant to the 1940 Act exemption analysis since such assets are not treated by the Company as either “qualifying assets” or “real estate-related assets,” the Company supplementally advises the Staff that certain of the bank loan and bond investments are rated while the Company’s other investments generally are not rated. To the extent the Company’s non-RMBS investments have ratings, as of March 31, 2005, such investments are rated at a level of B- or above by Standard & Poor’s or B3 or above by Moody’s Investor Service. In addition, the Company supplementally advises the Staff that, as of March 31, 2005, the bank loans included in the Market Square CLO transaction described on page 81 of the Registration Statement have a weighted average rating factor of 2231, which reflects a Moody’s rating of approximately B1.

As noted in the Company’s response to the Staff’s Comment No. 1 in the letter from the undersigned to the Commission dated May 13, 2005, the Company intends to use more than 90% of the net proceeds of the offering to repay indebtedness outstanding under repurchase agreements. Accordingly, less than 10% of the proceeds of the offering may be used for additional investments. As stated on page 2 of the Registration Statement, the Company intends to reallocate its portfolio of initial RMBS assets and continue to increase the amount of alternative investments to a range of 15% to 20% of its portfolio. However, the Company has

Ms. Elaine Wolff

May 19, 2005

advised us that it intends that at least 55% of its consolidated assets will continue to be invested in assets that constitute “qualifying assets” for purposes of the 55% test, such as agency-guaranteed RMBS, and that at least an additional 25% of its consolidated assets will be “qualifying assets” or other “real-estate related assets,” such as mortgage-backed securities that are not considered “qualifying assets.”

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky

Exhibit A

REIT
Investment Company Act of 1940 Section 3(c)(5)(c) exemption
March 31, 2005

		55% test	80% test	Other 20%

	Trial Balance

Assets
Fortis Cash	22,046.24			22,046.24
Reverse repurchase agreements	70,567,608.78			70,567,608.78
Due from brokers	16,532.67			16,532.67
Restricted Cash	138,327.21			138,327.21

Investment AFS
Investment - RMBS	2,927,137,195.85
agency		2,509,187,167.89	2,509,187,167.89
nonagency			417,950,027.96

Investment - Non Real Estate	11,070,000.00			11,070,000.00

Investment Trading
Inv I/O	4,489,000.00		4,489,000.00

Derivatives
Designated interest rate swaps	17,752,385.00			17,752,385.00
Undesignated Credit Default Swaps	67,625.49			67,625.49
Undesignated interest rate swaps	24,441.97			24,441.97

Loans
Bank Loans	201,979,332.44			201,979,332.44
Valuation Allowance	(291,127.81)			(291,127.81)

Interest Receivable
Interest Receivable on RMBS - Real Estate	11,379,005.18	11,379,005.18	11,379,005.18
Interest Receivable on Bank Loans - Non Real Estate	280,232.41			280,232.41
Interest Receivable on Alternative Investments - Non Real Estate	83,148.33			83,148.33
Interest Receivable on Credit Default Swaps - Non Real Estate	38,270.83			38,270.83

Other Receivable	8,449,665.18			8,449,665.18
Prepaid on D&O Insurance	483,574.48			483,574.48

Total Assets	3,253,687,264.26	2,520,566,173.07	2,943,005,201.04	310,682,063.23
		77.47%	90.45%	9.55%

Exhibit B

Purchase Counterparties or Intermediaries

RMBS:
Purchase counterparty or intermediary

Lehman Brothers
Credit Suisse First Boston
Bear Stearns
Citigroup
Morgan Stanley
Countrywide Securities Corp.
UBS
Bank of America
JPMorgan Chase
Goldman Sachs
Deutsche Bank
Merrill Lynch
Barclays
Greenwich Capital
Wachovia Corp.
Piper Jaffray

Alternative Investments: Purchase Intermediary
Deutsche Bank	common stock
Credit Suisse First Boston	preferred stock
Lehman Brothers	corporate bond
Jefferies & Co.	corporate bond
Bear Stearns	inverse IO strip